Exhibit 99.49

Village Farms International and Emerald Health Therapeutics Announce Cannabis Cultivation License for 1.1 Million ft2 Delta 3 Greenhouse Operation

/NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES/

– Unmatched Experience and Expertise and Optimized Facility Design Will Support Continuous Production and

Consistent Quality and Supply –

VANCOUVER, March 5, 2018 /CNW/ – Village Farms International, Inc. (Village Farms) (TSX:VFF) (OTCQX:VFFIF) and Emerald Health Therapeutics, Inc. (Emerald) (TSXV: EHT; OTCQX: EMHTF) today announced that Health Canada has issued a Cultivation Licence for their co-owned Delta 3 greenhouse operation (the “Joint Venture”) under Canada’s Access to Cannabis for Medical Purposes Regulations (“ACMPR”). This optimally-designed 1.1 million ft2 cannabis growing facility is located in one of the best growing climates in Canada in Delta, BC, and is conservatively projected to produce 75,000 kg of quality cannabis annually at full production.

Village Farms and Emerald aim for the Joint Venture to be one of the most consistent and reliable suppliers of quality cannabis products to wholesalers, distributors and retailers across Canada and internationally, with the goal to be the low-cost cannabis Canadian producer at an all-in production cost of less than $1.00 per gram at full production.

The Joint Venture will immediately begin cultivating cannabis in the Delta 3 greenhouse following the transfer of existing starter plants from Emerald and expects to receive its Sales License under ACMPR by July 1, 2018.

“Growing any agricultural crop on a large scale and repeatedly delivering expected quantities and consistent quality, with full regulatory compliance, at a competitive price is an extremely challenging proposition for even the most experienced agricultural producers. The goal is for the Joint Venture to set the standard in this regard in the Canadian cannabis industry and establish itself as a preferred supplier for both the short- and long-terms,” said Michael DeGiglio, CEO, Village Farms International. “In addition to production ramp-up, in 2018 the Joint Venture will focus on product development and developing its marketing strategy to become a vertically integrated leader in the Canadian cannabis market.”

“Our Joint Venture is well positioned to be a leading supplier in the imminent legal adult-use Canadian cannabis market, with potentially significant benefit to each of our companies and our shareholders,” said Avtar Dhillon, MD, Executive Chairman of Emerald. “With Emerald’s in-depth cannabis expertise, Village Farms’ know-how based on innumerable crop cycles over 30-years of large-scale greenhouse growing, and working with global agricultural leaders and high-tech facilities and systems experts, we configured this greenhouse for continuous weekly harvesting year-round, maximum operating efficiencies, and flexibility to adapt to an evolving market. We are accomplishing this on a very capital-efficient basis.”

The Joint Venture is converting the Delta 3 greenhouse operation to cannabis production with meticulous attention to the growing environment and systems, processing areas, and production ramp up, with a particular focus on management of climate and contaminants, optimizing yield, maximizing efficiencies, and achieving continuous year-round production. Key elements of the design, conversion, and operations include:

•	Growing system with automation proven in different crops to provide optimal efficiencies;

•	Industry-leading HVAC systems reflecting hundreds of aggregate years of climate management experience, with technically advanced data systems;

•	High-tech light deprivation and light supplementation systems with individual control of over 15 growing zones within the 1.1 million ft2 footprint;

•

Fully automated 90,000 square feet nursery capable of supplying Delta 3 (as well as the 1.1 million ft2 Delta 2 facility should the Joint Venture exercise its option to purchase that facility, as described below);

•	State of the art drying, trimming and packaging areas;

•	Core upgrades to facility infrastructure;

•	Use of an established labour force and proprietary labour tracking systems; and,

•	Secure supply of low-cost electricity from BC Hydro sufficient to power Delta 3 at full production (and, if required, to power the Delta 2 facility at full production).

Conversion of the first 250,000 ft2 section of the 1.1 million ft2 Delta 3 greenhouse to cannabis production is substantially complete and is expected to commence production in April 2018. Senior growing and operational personnel, including the established team transferred from Village Farms, are in place for production ramp-up. Conversion of the remainder of the 1.1 million ft2 is underway and the entire facility is expected to be in production in 2019.

The Joint Venture holds options on two additional state-of-the-art greenhouses owned by Village Farms (Delta 2 and Delta 1, with 1.1 million ft2 and 2.6 million ft2 of growing capacity, respectively). Exercising these options would expand the Joint Venture’s production facility to 4.8 million ft2 and make it one of the largest cannabis producers in Canada.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. (TSXV: EMH; OTCQX: EMHTF) operates through Emerald Health Therapeutics Canada Inc. (“EHTC”), a wholly owned subsidiary and Licensed Producer under Canada’s Access to Cannabis for Medical Purposes Regulations. Through EHTC, Emerald is authorized to produce and sell dried cannabis and cannabis oil for medical purposes. It operates an indoor facility in Victoria, BC, and is building a 500,000 ft2 greenhouse on 32 acres in Metro Vancouver, with expansion potential to 1 million ft2 to serve the anticipated legal Canadian adult-use cannabis market starting in 2018. Emerald owns 50% of a Joint Venture with Village Farms International, Inc. that is converting an existing 1.1 million ft2 greenhouse in Delta, BC to grow cannabis. Emerald’s team is highly experienced in life sciences, product development and large-scale agribusiness. Emerald is part of the Emerald Health Group, which is broadly focused on developing pharmaceutical, botanical and nutraceutical products that may provide wellness and medical benefits by interacting with the human body’s endocannabinoid system.

About Village Farms International, Inc.

Village Farms is one of the largest producers, marketers, and distributors of premium-quality, greenhouse-grown fruits and vegetables in North America. The food our farmers grow, along with other greenhouse farmers under exclusive arrangements are all grown in environmentally friendly, soil-less, glass greenhouses. The Village Farms® brand of fruits and vegetables is marketed and distributed primarily to local retail grocers and dedicated fresh food distributors throughout the United States and Canada. Since its inception, Village Farms has been guided by sustainability principles that enable us to grow food 365 days a year that not only feeds the growing population but is healthier for people and the planet. Village Farms is Good for the Earth® and good for you.

Cautionary Language

Certain statements in this press release may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, but are not limited to, statements concerning: (i) the Offering; (ii) the use of the proceeds of the Offering; (iii) results of the completion of the Offering; and (iv) the Company’s financial position in the future. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue”, or similar expressions suggesting future outcomes or events. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Although the Company believes that the expectations reflected in its forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding and are implicit in, among other things, the timely receipt of required regulatory approvals. Details of the risk factors relating to the Company and its business are discussed under the heading “Risk Factors” set out in the Company’s annual information form and management’s discussion and analyses for the year ended December 31, 2016, and for the three and nine months ended September 30, 2017, which are available electronically at www.sedar.com. Actual results may differ materially from any forward looking statements. Although the Company believes that its forward-looking statements contained in this press release are based upon reasonable assumptions, you cannot be assured that actual results will be consistent with these forward-looking statements. These forward- looking statements are made as of the date of this press release, and other than as specifically required by applicable law, the Company does not assume any obligation to update or revise them to reflect new information, events or circumstances.

SOURCE Village Farms International, Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2018/05/c2840.html

%SEDAR: 00029410E

For further information: Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, Village Farms International, Inc., (407) 936- 1190, ext. 340; Lawrence Chamberlain, Investor Relations, (416) 519-4196, lawrence.chamberlain@loderockadvisors.com

CO: Village Farms International, Inc.

CNW 08:00e 05-MAR-18